

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Glen A. Messina
President and Chief Executive Officer
Ocwen Financial Corporation
1661 Worthington Road
Suite 100
West Palm Beach, Florida 33409

> **Re: Ocwen Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 10-Q for the Quarterly Period Ended March 31, 2022**
> **Filed May 5, 2022**
> **Form 8-K Dated May 5, 2022**
> **Filed May 5, 2022**
> **File No. 001-13219**

Dear Mr. Messina:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results of Operations
Originations, page 69

1.  In the fourth paragraph of this section you indicate that you expanded your network of correspondent sellers through the assignment by Texas Capital Bank (TCB) to you of all of its correspondent loan purchase agreements. At the bottom of page 4, you disclose that you acquired TCB's network of approximately 220 correspondent lenders. Please tell us

how you accounted for this transaction and reference for us the authoritative literature you relied upon to support your accounting. In your response tell us any consideration you conveyed and what you received in return. In addition, tell us your consideration for disclosing the accounting for this transaction or tell us where you made that disclosure in your filing.

Notes to Consolidated Financial Statements
Note 9: Receivables, page F-40

2.    Please tell us, and revise future filings as necessary, to clarify why you carry an allowance for losses on government-insured loan claims. In this regard, it is unclear whether these claims are in excess of guaranteed limits or whether they relate to servicing errors as identified in your advances policy on page F-12. In your response, also tell us why there is no apparent change in your allowance upon the adoption of ASC 326.

Note 11: Investment in Equity Method Investee, page F-41

3.    Please address the following regarding your contribution of MAV to MAV Canopy in exchange for a 15% interest in MAV Canopy plus cash consideration under your Transaction Agreement with Oaktree Capital Management L.P. (Oaktree), referencing where appropriate the authoritative literature your relied upon to support your position:
   - Tell us whether you recorded a gain or loss on the deconsolidation of MAV under ASC 810-10-40-5 and the amount of any such gain or loss. If no gain or loss was recorded, tell us why not.
   - From disclosure on pages F-48 and F-52, you disclose that you issued your second tranche of OFC Senior Secured Notes and common stock plus warrants to Oaktree, respectively, on the same date and in conjunction with the closing of the Transaction Agreement. It appears that you issued these debt and equity financial instruments for aggregate cash consideration below their aggregate fair value. Tell us your consideration for accounting for the issuance of these debt and equity financial instruments along with the Transaction Agreement as a single transaction and including the excess of fair value of financial instruments issued over proceeds received in the computation of gain or loss on disposal of MAV under ASC 810-10-40-5.
     - In your response tell us how you determined the fair value of each financial instrument issued and specifically indicate whether and how the original issue discount on the OFC Senior Secured Notes is representative of fair value.
     - Also in your response tell us whether and how the original issue discount on the first tranche of OFC Senior Secured Notes is representative of fair value. If it is not representative of fair value, tell us how you considered that fact in assessing the accounting for the Transaction Agreement.
   - Provide us your analysis supporting why separate financial statements of MAV Canopy were not provided under Rule 3-09 of Regulation S-X.

Form 10-Q for the quarterly period ended March 31, 2022

Notes to Unaudited Consolidated Financial Statements
Note 22: Subsequent Events, page 50

4.  You disclose the repurchase of $262 million of delinquent and aged loans under the Ginnie Mae early buyout program on May 2, 2022 and the concurrent sale of these loans to third-parties.  You disclose an estimated loss of approximately $9 million, net of associated MSR fair value adjustment and advances, that will be recorded in the second quarter of 2022.  During your first quarter 2022 earnings conference call on May 5, 2022, you indicate that you were looking into selling some severely aged Ginnie Mae loans on which you took a $13 million charge in the first quarter as an MSR fair value adjustment. Please confirm if the anticipated $9 million loss in the second quarter of 2022 relates to the loans on which a $13 million MSR fair value adjustment was recorded in the first quarter of 2022, or advise otherwise.

Form 8-K dated May 5, 2022

Exhibit 99.1: Press Release dated May 5, 2022 announcing financial results for the first quarter ended March 31,2022
Note Regarding Non-GAAP Financial Measures
Income Statement Notables, page 5

5.  Please tell us how you considered Question 100.04 of the Non-GAAP C&DIs and Rule 100(b) of Regulation G as the removal of changes in MSR, MSR Liability and Reverse fair value in the determination of your non-GAAP adjusted pre-tax income (loss) appears to be a tailored accounting measurement.

6.  Additionally, please tell us how these adjustments are meaningful to financial statement users.  Your disclosure that the adjustments are consistent with your intent of providing investors with a supplemental means of evaluating your net income/(loss) does not indicate why the the adjustments or a supplemental means is meaningful or useful as contemplated in Item 10(e)(1)(i)(C) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Brunhofer at 202-551-3638 or David Irving at 202-551-3321 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance